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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                              (Amendment No. 1)


    Balcor Realty Investors 86 - Series I, A Real Estate Limited Partnership
                           (Name of Subject Company)

                 Walton Street Capital Acquisition Co., L.L.C.
                                    (Bidder)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                              Edward J. Schneidman
                                 John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)



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                       Amendment No. 1 to Schedule 14D-1



         This Amendment No. 1 to Schedule 14D-1 amends the Schedule 14D-1 filed by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on November 16, 1995. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase") and the related Letter of Acceptance (the "Letter of Acceptance," as each may be supplemented or amended from time to time, which together constitute the "Offer").





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ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO THE SUBJECT COMPANY'S SECURITIES.


Item 7 is hereby amended to read as follows:



As set forth in Item 2 of the Offer to Purchase, the Purchaser reserved the right to transfer or assign the Purchaser's right to purchase Interests tendered pursuant to the Offer to an affiliate of the Purchaser. On November 20, 1995, the Purchaser entered into agreements relating to the Partnership and the Offer with an affiliate of Insignia Financial Group, Inc. ("Insignia"), copies of which have been filed as Exhibits (c)(1) and (c)(2) to this Amendment No. 1. Pursuant to those agreements, the Purchaser and Insignia have formed a joint-venture partnership owned 75% by the Purchaser and 25% by Insignia and have agreed that the Purchaser will assign its right to purchase Interests tendered pursuant to the Offer to that joint-venture partnership. The Purchaser will be the managing general partner of the Partnership. An affiliate of Insignia acts as property manager for the Properties.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


Item 11 is hereby amended to file the following exhibits:




     99.(c)(1)  Agreement of Partnership of WIG 86-I Partners, dated as of November 20, 1995.



     99.(c)(2)  Agreement as to Subject Partnerships, dated as of
                November 20, 1995.




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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1995.              WALTON STREET CAPITAL ACQUISITION
                                        CO., L.L.C.


                                        By: /s/ NEIL BLUHM
                                           ------------------------------------
                                             Neil Bluhm
                                             Manager


                                        By: /s/ IRA SCHULMAN
                                           ------------------------------------
                                             Ira Schulman
                                             Manager


                                        By: /s/ WILLIAM ABRAMS
                                           ------------------------------------
                                             William Abrams
                                             Manager


                                        By: /s/ JEFFREY QUICKSILVER
                                           ------------------------------------
                                             Jeffrey Quicksilver
                                             Manager




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                                 EXHIBIT INDEX





Exhibit        Description
-------        -----------
99.(c)(1)      Agreement of Partnership of WIG 86-I Partners, dated as of November 20, 1995. . . . . . . . .
99.(c)(2)      Agreement as to Subject Partnerships, dated as of November 20, 1995 . . . . . . . . . . . .






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